Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900 — Fax: + 972-9-9610912

April 13, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report pursuant to Regulation 33 of the Securities Regulations
(Immediate and Periodic Reports), 5730 - 1970)

Further to the Company’s Immediate Report of April 13, 2008, Scailex hereby furnishes additional particulars, pursuant to Regulation 33(a) of the above-referenced regulations regarding an agreement signed on April 10, 2008 between the controlling shareholder in Scailex – Israel Petrochemical Enterprises Ltd., public company number 52-002931-5 (“IPE”) and an interested party in Scailex – Suny Electronics Ltd., public company number 52-004075-9 (“Suny”), for the sale of IPE’s entire holdings (through a wholly owned and controlled subsidiary) of Scailex, the execution of which shall cause a change in the holdings of interested parties of Scailex, as specified hereunder (“the Sale Agreement”).

On the execution date of the Sale Agreement, IPE’s entire holdings of Scailex shares – i.e., 19,112,255 ordinary shares of ILS 0.12 nominal value each (“Scailex’s Shares”), constituting about 50.06% of Scailex’s issued share capital, shall be transferred to Suny, so that IPE shall cease to be a shareholder of Scailex, while Suny, together with its controlling shareholder, Mr. Ilan Ben-Dov and an affiliated company (which currently hold about 36.6% of Scailex’s issued share capital), shall become the controlling shareholder of Scailex. Subsequent to execution of the Sale Agreement, Suny shall hold 23,995,211 Scailex Shares, constituting some 62.86% of Scailex’s issued share capital (together with Mr. Ilan Ben-Dov and an affiliated company, Suny shall hold some 86.66% of Scailex’s issued share capital).

The agreement execution date has been scheduled for the seventh day after the date on which the last of the suspending conditions stipulated in the Sale Agreement has been fulfilled, including approval by Scailex’s general meeting of shareholders, and execution of an agreement for the sale of Scailex’s holdings of its subsidiary to IPE, as specified in Scailex’s Immediate Report of April 13, 2008 (“Petroleum Agreement”).

In consideration of the Scailex Shares, Suny undertakes to pay to IPE, on the execution date of the Sale Agreement, the sum equivalent to the difference between the inclusive sum of the monetary assets owned by Scailex on the Sale Agreement execution date, and the sum equivalent to Scailex’s monetary liabilities as shall exist on the Sale Agreement execution date, with the result obtained being multiplied by 49.987%, plus a control premium of ILS 128 million. The Sale Agreement also includes a consideration adjustment mechanism (increase or decrease), subject to various conditions and to limited periods. On the signing date of the Sale Agreement, and assuming that the Petroleum Agreement was executed on that same day, the consideration reaches some ILS 741 million.

Sincerely, Scailex Corporation Ltd.